(d(11(i)

SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Columbia Management Investment Advisers, LLC (the “Sub-Adviser”) to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE

ING Columbia Contrarian Core Portfolio(1), formerly ING Davis New York Venture Portfolio	0.320% on first $100 million; 0.280% on next $150 million; 0.250% on next $250 million; and 0.220% on all assets in excess of $500 million

ING Columbia Small Cap Value II Portfolio	0.550% on the first $200 million of assets; and 0.500% on assets over $200 million

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

(1)   For purposes of calculating the fees of ING Columbia Contrarian Core Portfolio under this Agreement, the assets of the Portfolio shall be aggregated with the assets of ING Multi-Manager Large Cap Core Portfolio sub-advised by Columbia Management Investment Advisers, LLC, a series of ING Investors Trust which is not a party to this Agreement.